DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 17, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

07023925

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated May 16, 2007

Enclosed is a copy of our News Release dated May 16, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY 31 A 9:25

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 17, 2007

For Immediate Release

OPTIONS GRANTED ON MAY 16, 2007

Dentonia Resources Ltd. ("Dentonia") advises that pursuant to its "Rolling" Stock Option Plan (the "Plan") approved by the shareholders at its Annual General Meeting held on December 14, 2006, and accepted by the TSX Venture Exchange (the "Exchange") on January 26, 2007, the Board of Directors of Dentonia granted options, pursuant to the Plan, exercisable at $0.17 a share, as follows:

Adolf A. Petancic, President, Chief Executive Officer and Director	600,000 shares
Ronald McMillan, VP- Exploration and Director	350,000 shares
Blaine Bailey, Chief Financial Officer	300,000 shares
Dorothy Chin, Corporate Secretary	300,000 shares
John Chalcraft, Director	300,000 shares
Harold Gershuny, Director	300,000 shares
Brian Weir, Director	300,000 shares
H. Martyn Fowlds, Director	300,000 shares
TOTAL:	2,750,000 shares

The shares acquired under the Plan shall have a four-month hold period from the date of the grant, shall expire on September 16, 2007, and shall terminate upon an optionee ceasing to be a director or an employee within 90 days of such event.

As of May 16, 2007 there are 77,500 employees' and directors' options still outstanding at an exercise price of $0.13 per share expire on February 29, 2008.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 24, 2007 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated May 24, 2007

Enclosed is a copy of our News Release dated May 24, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 24, 2007 For Immediate Release

DENTONIA CLOSES $425,000 NON BROKERED PRIVATE PLACEMENT

Dentonia Resources Ltd. ("Dentonia") has completed a non-brokered private placement of 4,250,000 units at a price of $0.10 per unit for gross proceeds of $425,000, providing Dentonia with $375,000 flow-through funds and $50,000 non-flow-through funds.

Each unit consists of one common share and ½ share purchase warrant. Each whole share purchase warrant is exercisable for an additional non-flow through common share at 15¢ for the first year and 20¢ for the second year, expiring on May 24, 2009.

All securities issued under this private placement are subject to a four month hold period, expiring on September 24, 2007.

No finder's fee, commission, or any other compensation has been paid or is payable.

In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than $0.50 per share for a period of 20 consecutive trading days at any time after four months and one day after the closing date, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company.

MOLYBDENUM

Funds realized will primarily be used for the Company's four molybdenum prospects located in British Columbia, namely the Sedish Creek, Thomlinson Creek, Lennac Lake, and Brittain River prospects.

Currently consultations are in progress with the Sechelt First Nations Band to cover the Brittain River Prospect (Jervis Inlet), permit applications are in progress with respect to Brittain River and Lennac Lake (Babin Lake) prospects. At Thomlinson Creek (near Hazelton), a permit is in place.

All prospects have molybdenum showings.

DIAMONDS

To May 4, 2007 approximately 2,500+ wet tonnes of kimberlite were recovered from the 9 hectare plus DO27 pipe. This recovery compares well with the 566 wet tonnes recovered during the 2006 program, and 166 wet tonnes from the 2005 program, or in total, for the three programs 3,200+ wet tonnes.

Processing of the bulk sample began on April 30, 2007 at the Ekati Diamond Mine sample processing plant, and is currently in progress.

A cash call of $843,572 was made to DHK Diamonds Inc. on May 2, 2007 and was paid to Peregrine. DHK is in compliance with all current cash calls.

DENTONIA RESOURCES LTD.

END

"Adolf A. Petancic"
Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.